Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or type responses)
1. Name and Address of Reporting Person* Nelson, Ronald L. (Last) (First) (Middle) Cendant Corporation 9 West 57th Street, 37th Floor (street) New York, NY 10019 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 4/14/2003	4. Issuer Name and Ticker or Trading Symbol Cendant Corporation (CD)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner _X_ Officer (give title below) ___ Other (specify below) Senior Executive Vice President, Finance	6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock (series designated CD stock)	0

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (7-02)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Jean Marie Sera **Signature of Reporting Person Jean Marie Sera, Attorney-in-fact on behalf of Ronald L. Nelson	04/16/2003 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.
POWER OF ATTORNEY
For Executing Forms 3, 4 and 5

                        KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of James E. Buckman, Eric J. Bock, Lynn A. Feldman and Jean Marie Sera or any of them, each acting alone, his true and lawful attorney-in-fact to:

                        (1)        execute for and on behalf of the undersigned a Form 3, Form 4 or Form 5 relating to the securities of Cendant Corporation, in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

                        (2)        do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of such Form 3, Form 4 or Form 5 and the timely filing of such form with the United States Securities and Exchange Commission and any other authority; and

                        (3)        take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

                        The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 9th day of April 2003.

By: /s/ Ronald L. Nelson
Ronald L. Nelson